EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED
(the "Fund")

	On April 18, 2008, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal 1").
The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Common Stock and Preferred Stock

Name                       For                   Withheld


David Gale               8,693,975               121,008

Donald F. Crumrine, Morgan Gust, Karen H. Hogan and Robert
F. Wulf continue to serve in their capacities as Directors of the Fund.